CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

82-3785

CSL

07025397

Our ref.: 04/1049

SUPPL

19 April 2007

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

CSL ANNOUNCEMENT

Please find attached a copy of the Announcement CSL made to the market yesterday.

GARDASIL® Cross-Protection Data Submitted to the U.S. Food And Drug Administration (FDA)

Yours faithfully,

Peter Turvey
COMPANY SECRETARY

dlw 7/20

Enc

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

82-3785

CSL

ASX Announcement

For immediate release

GARDASIL® CROSS-PROTECTION DATA SUBMITTED TO THE U.S. FOOD AND DRUG ADMINISTRATION (FDA)

April 18, 2007 – CSL Limited announced today that its partner, Merck & Co., Inc., has submitted a supplemental Biologics License Application (sBLA) for GARDASIL® [Quadrivalent Human Papillomavirus (Types 6, 11, 16, 18) Recombinant Vaccine] to the U.S. FDA to include efficacy data on additional cervical cancer causing HPV types responsible for more than 10 percent of cervical cancers, additional data on protection against vaginal and vulvar cancers and data on immune memory.

CSL advises that GARDASIL has now demonstrated some cross-protection against additional cervical cancer causing HPV types responsible for greater than 10 percent of cervical cancers.

Dr Gerard Wain, Director of Gynaecological Oncology at Westmead Hospital said today that: "the vaccine GARDASIL has been hailed as a medical breakthrough with data to demonstrate protection against the HPV types that account for 70% of cervical cancer cases, and to now have data showing some cross-protection against HPV types that cause an additional 10% of cervical cancer cases is even more impressive. This data is exciting news as Gardasil can further reduce the burden of cervical cancer and cervical abnormalities in Australian women".

CSL notes that the new data will be submitted to the Australian Therapeutic Goods Administration (TGA) as soon as practicable with complete results of the cross-protection data being presented at scientific conferences later this year.

Media Contact:

Australia and New Zealand
Maria Pikos
Phone: 61 3 9389 1414

Investor Contact:

Mark Dehring
Director of Investor Relations
Phone: 61 3 9389 2818
Email: mark.dehring@csl.com.au

END

For more information about CSL Limited, visit *www.csl.com.au*